UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report on Form 6-K, including Exhibit 99.1, is incorporated by reference to the registrant’s Registration Statements on Form F-3 (File No. 333-248068 and File No. 333-255346) filed with the Securities and Exchange Commission, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Appointment of New Directors and New Committee Members; Departure of Director

On May 20, 2021, Brooge Energy Limited’s (“Brooge Energy” or the “Company”) issued a press release announcing that that Messrs. Tony Boutros and Nariman Karbhari have been appointed to the board of directors, effective as of May 16, 2021. Each of Messrs. Tony Boutros and Nariman Karbhari has also been appointed to the board’s audit committee, and Mr. Boutros has been appointed as Chairman of the audit committee. Mr. Boutros replaces Mr. Abu Bakar Chowdhury, an independent director of Brooge Energy, who resigned from the board, including his positions as Chairman of its audit committee and member of its compensation committee, effective May 16, 2021. Mr. Chowdhury’s resignation is not as a result of any disagreement with the Company relating to its operations, policies or practices.

Also effective as of May 16, 2021, Messrs. Bryant Edwards and Saleh Mohamed Yammout were appointed as members of the board’s compensation committee and Mr. Edwards was appointed as Chairman of the compensation committee. As of such date, Dr. Simon Madgwick is no longer a member of the audit committee.

Effective as of May 16, 2021, the audit committee is comprised of three members, being Messrs. Tony Boutros, Nariman Karbhari and Bryant Edwards, each of whom are “independent directors” as defined for audit committee members under NASDAQ listing standards and the rules and regulations of the Securities and Exchange Commission and “financially literate,” as defined under NASDAQ’s listing standards. Mr. Boutros serves as Chairman of the audit committee. Each of Messrs. Boutros and Karbhari qualifies as an “audit committee financial expert,” as that term is defined in the instruction to paragraph (a) of Item 16A of Form 20-F under the Exchange Act and as a financially sophisticated audit committee member under NASDAQ listing rule 5605(c)(2)(A).

Effective as of May 16, 2021, the compensation committee is comprised of four members, being Messrs. Bryant Edwards and Saleh Mohamed Yammout, and Drs. Yousef Al Assaf and Simon Madgwick. Each of Mr. Edwards and Drs. Al Assaf and Madgwick are “independent directors” as defined under NASDAQ listing standards and the rules and regulations of the Securities and Exchange Commission. Mr. Edwards serves as Chairman of the compensation committee.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press Release dated May 20, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: May 20, 2021	By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper Title: Chief Executive Officer

2